Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Actavis plc

Subject Company: Allergan, Inc.

Form S-4 File No. 333-201242

Explanatory Note: The following is a transcript of Actavis plc’s remarks at the JPMorgan Healthcare Conference held on January 13, 2015:

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EDITED TRANSCRIPT
ACT - Actavis plc at JPMorgan Healthcare Conference
EVENT DATE/TIME: JANUARY 13, 2015 / 6:30PM GMT
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JANUARY 13, 2015 / 6:30PM, ACT - Actavis plc at JPMorgan Healthcare Conference
(Audio in progress) is a very strong performance of our generics R&D organization. On top of that, we closed the Durata acquisition and completed that integration. We’re planning for a re-launch of Dalvance in the coming weeks. And we also signed a development agreement with Rhythm Health for a diabetic gastroparesis drug that’s in Phase IIb. And then of course we also did a deal with Allergan that you may have heard. And we have spent a lot of time in the fourth quarter, working with David Pyott and his exceptional leadership team in Allergan on pre-integration. And I’ll talk a bit more about this at the end of the meeting, but the teams are working incredibly well together. We’re being very productive, and in fact, in roughly the dozen or so integrations I’ve been involved in during my career of some very large and some a little less, this is probably going along the best of any that I’ve been involved in. Not to say we don’t have our issues and challenges, but we are working through everything and making very good progress.
And so when we step back and we say, you guys have too much going on and are your teams working hard? And the answer is clearly yes. Our teams are working hard all over the world across our Company. But our third quarter performance was extraordinary and that was in the heavy lifting phase of the Forest integration, and our fourth quarter is shaping up to be even better. And we did a lot of heavy lifting in the fourth quarter, which makes me again go back to my original point, incredibly proud of the people of Actavis around the world for continuing to keep their eye on the ball, to focus on our customers, while we do all this extra work to build long-term value.
So clearly the biggest news of 2014 for us was our combination with Allergan. And we’ve showed this chart arguably in a different format when we announced the deal, but clearly you can see that we are creating a very dynamic growth-oriented pharmaceutical company that by the numbers is just extraordinary. And what I’d like to do is, is kind of take you through a bit of how these numbers come together and why we think this Growth Pharma is so exciting for our future.
So when we think of Growth Pharma, we really look at the research-based biopharmaceutical sector and we say, who is growing at or near double digits. And I think when we look at this and what is the left hand side of the chart, you can see that it’s really the smaller biotech companies with a few exceptions, and then there’s Actavis. And Actavis, I think, is a very special Growth Pharma, in that we have a lot of the characteristics of the diverse resilient big pharmaceutical companies, $23 billion plus of revenue, $8 billion to $10 billion of free cash flow over time, strong earnings power, lean SG&A structure, but yet our branded business will grow in double-digits. Now clearly our Generics business and Anda Distribution business is not something we drive for topline growth, we drive those businesses for bottom line growth. And so we say that the overall Company, when you add those two businesses, will grow at about 8%. But clearly, if we can grow the topline in those businesses in a profitable way, we would try to do that. But having our branded business, which is about two-thirds of our Company growing at 10%, it’s something that we feel is very important to create the dynamic that we’re trying to have as a growth pharmaceutical company.
And so, we step back and we looked at what are the questions we’ve been getting since we announced this, the all-round Growth Pharma and how do we really think about Growth Pharma. We thought of five attributes that are incredibly important to us at Actavis in terms of how we run our Company and the things that we want to focus on that make this Growth Pharma real and believable. And so when you step back and look at it, it’s clearly our diversified revenue stream and exceptional global commercial footprint around the world, in over 100 countries, it’s our long duration assets and sustainable commercial franchises, both in our brand therapeutic areas, as well as in our global generics business. It’s our approach to R&D, we embrace R&D, we look at innovation as the lifeblood of what we do, obviously in the brands business, but also in our generics business where we have probably one of the most productive R&D organizations in the world. But our core competency is going to be in development-focused R&D, and I’ll talk more about this in a bit.
We’re going to be one of the most efficient companies when it comes to SG&A spending. We believe that a lean infrastructure, and remember this is a Company that was built on a generic chassis, a company called Watson was the original company here. And so we are a very flat organization with very little staff positions and very few committees, individual accountability and decision-making are very important part of what we’re doing. And then lastly and probably most importantly, we’ve a management team that’s focused on growth. And when you try to manage for growth, it’s a very different type of atmosphere and culture inside your company that you try to create and you tend to think more long term, because you want to invest in your markets, in creating new markets, market expansion and of course your products and your people.

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When we look at our international business on a pro forma basis now, it’s roughly about $5 billion, $3 billion of brands and about $2 billion of high-value generics. And that is going to be one of the most exciting revenue synergies in our combined organization over time, because where we were weak, perhaps Eastern Europe -- I mean Western Europe, Latin America, Allergan was strong. And we have products and portfolio and pipeline to be launched into those commercial marketplaces. Where we were strong, Eastern Europe, Allergan was mostly in distributor relationships and so we look at taking those distributor relationships back, because they arranged them in a very flexible way, and no one loves your products more than your own organization. Clearly there are few therapeutic areas where we don’t have scale; respiratory, cardiology and urology. Urology is the most advanced of those three, and it’s our job to either build that scale, that therapeutic line haul that we talked a lot about at Forest or to get out of them. And so, we’re not going to make any knee-jerk reactions. We like the therapeutic areas that we’re in. We’re going to take our time and go full out to create the scale and size that we need to create that ecosystem, that sustainable growth. But if we can’t, then we’ll make the right decisions to move forward.
So taking a deeper dive, when you look at the branded portfolio, you can see the depth of products up here. And what’s interesting is, for the most part, we’ll promote it as a combined entity, roughly 40 or so branded products around the world. Most of them are growing double-digit, and that’s a combination obviously of volume and some price. We do take appropriate price increases, but not the most aggressive price increases. And we do that because we need to manage our relationships and treat our customers fairly, so that we don’t find ourselves on exclusion lists or other things like that. But when you look at this portfolio, it’s highly durable. It’s very complementary in each of the therapeutic areas. And our focus, again to be clearer, is to continue to build these out, not add new ones, but to build depth, to build more robust pipelines and longevity and sustainability around each and every one of these therapeutic areas.
When we talk about duration, this is a chart that we put together to show what we mean by long duration. We took the average patent protection, there could be settlements, there could be line extensions, [that could change], but we just took Orange Book listed patents on our product portfolio, on those key promoted products in each therapeutic area, and we gave the average. If you look at the one with the lowest average, [2020] women’s health, our biggest product there is Liletta -- I mean Lo Loestrin and that’s patent protected to 2029. This is just the average. And what it shows you really is we have a 10-year runway with the existing product base that we have today, on average. We really don’t face major patent issues till roughly 2025 and beyond. And in some of our areas, like our aesthetic and derm area, we can go out even much further than that. And so with our strong pipeline, I will come to that 25 plus late-stage development programs, our commitment to continuing to do creative inlicensing and development deals, we feel highly, highly confident that we can keep our topline growth and momentum well into the late 2020s and 2030s and beyond.
And so, let’s talk about R&D. As I said earlier, we place a tremendous value on innovation. It is the lifeblood of our business, both on the generic and brand side of the business. When we think about the generic business, our growth and our leadership is all organic. We invest around
[$350-plus-million] a year in R&D, and we continue to lead the way with the best pipeline in the industry. Our ANDAs and first to files is one indication of productivity, is equal to our top competitors combined. So we’re not just winning, we are blowing it away, and we’ve done that year-after-year. We did it in 2012, 2013 and we just put up another better year in 2014.
On the branded side, what you’ve heard me say before is, we don’t love discovery research. We have a little bit of an allergic reaction to discovery research. That doesn’t mean it’s a bright line that we won’t do discovery, but we only want to do discovery research in areas where we believe we have some kind of advantage, where we have some sort of comparable or competitive advantage. And so, as David Nicholson works with Scott at

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So let’s take each one of these. So when we think about our diverse product revenue and unparalleled commercial presence, you really can see on the right hand side of this chart, this is the pro forma combined Actavis-Allergan organization. We really will have five key therapeutic areas with multiple billion dollars of sales, roughly $3 billion plus or thereabout in each one. And that would be CNS, eye care, aesthetic derm, GI and women’s health. And so our goal is to continue to invest in those therapeutic areas to make sure that we are either number one or two in those CAs. If we do that and we continue to invest both in marketed product and in pipeline, we will -- we create this ecosystem where everybody wants to bring us their ideas, their innovations, so we can continually source new things. If you’re in ophthalmology, there are really only two companies that you’re going to bring a new idea to. We’re one of them now. If you’re in CNS, you’re going to bring us your idea. If you’re in GI, we are the largest
GI company, you’re going to bring us your ideas, and we are easy to work with. We are action oriented, we make fast decisions, we’re thorough, but we also make [polite nos] very quickly and entrepreneurs and venture-backed companies and academics respect that when you treat them that way. We also have revenues in over 100 countries.

The other thing I would mention is we will not -- and will drive people like [Chris] crazy when he has to run his models, we’re not going to pave R&D as a percent of sales. We said we’ll spend $1.7 billion next year on R&D, but to be honest, if we find projects that we think are worthy of investment that pass our return on investment analysis that we think are commercially viable that are scientifically appropriate or novel and can create innovation, we can get price and build markets around, we’re going to do it. And we’ll talk about it, we’ll be transparent, and that may mean we spend more than $1.7 billion. On the other hand, if I say we’re going to spend $1.7 billion and things don’t work out, we’re not going to waste the money, so we can make the models work, we are going to stop spending, and we do this all the time, this is part of the generic DNA. We kill generic programs all the time when the market shifts the product, because we go after them in Phase II and Phase III, sometimes the commercial guys will have high expectations of what the product will do. And it doesn’t work out, we’d stop. We’re not going to waste our money and we can put the brakes on and say no to things very quickly. And so you’ll see our R&D dollars move around based on the quality of the investments that we can make on both the brand and generics side, but we’re absolutely committed to R&D.
In terms of our current late-stage pipeline, I said we have about 25-plus late-stage programs in our portfolio. Here is the list that we had announced from our deal model. You can see both the Actavis and Allergan and Actavis generic pipeline that’s up there. Obviously, we have some very important ones. We got the fixed-dose combination approved already, have CAZAVY, which I’m going to struggle with saying AVYCAZ. AVYCAZ, we expect an approval in the second quarter I believe. As we look at eluxadoline later this year for IBS-D, Cariprazine later in the year, Esmya for uterine fibroids, could be very interesting. Clearly, when you look at Lumigan SR, Semprana for headaches. And then of course earlier in the pipeline, and Restasis apps that are very important to our future growth and to our future leadership in eye health.
One of the other characteristics I mentioned earlier is highly efficient SG&A spending. Our model was specifically designed by intention to operate lean and flat, and as you can see by the chart, we will be always in the leading quartile of efficiency from SG&A spending perspective. But what makes us even more dynamic from my perspective is our model was also designed to allow for more product flow. So we have plenty of capacity to promote more products in all of the markets in which we compete. And in fact, that generic DNA that puts out 1,200 plus marketing authorizations every year around the world is something we want to make sure that’s alive and well. And that’s how you manage for growth. You keep launching new things, you keep the dynamic vibrant and you keep putting new products into the market, and that keeps people in the marketing organizations and your country organizations focused on launches and growth, which is very exciting. And so we have lots of capacity, we have lots of focus, but we also have very efficient spending.
Now in terms of managing this new organization, I get a lot of questions of -- well, this is a big organization, can you manage this and still drive that growth? And the answer is absolutely, yes. We have built a management team here for the new Company upon close that is second to none. And we did this and we broke this out so that we have line of sight into the P&L, but we have accountability, we know who is in charge of what. We -- not only do I know who I need to call, but Paul or Bob or [Philip] or Bill know who they need to touch if something has to get delivered or if we have an issue. And we believe in giving people strong individual accountability and backing them up and having their back. And so when you also look at this chart, we color coded it, because it also shows you our commitment to the best of best talent. So this is the new proposed commercial leadership organization for the combined Company. The green is Actavis and the blue is Allergan legacy. And what you’ll see is that there is one

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JANUARY 13, 2015 / 6:30PM, ACT - Actavis plc at JPMorgan Healthcare Conference
Allergan to rationalize our R&D combined portfolio, we’re going to stay in discovery in those areas where we have a comparable advantage. That may be neuromodulators, or probably be ophthalmology. But what we’re not going to do is build massive discovery programs and discovery labs in areas where we can source that innovation from hundreds of VC firms and academics. And in fact, there is a Deloitte study that I read over the holidays, that if anybody would like to see it, email [Lisa de Franchesca], she’ll love me for saying this, and we’ll be happy to email you their study.
But they have proven this out that discovery, which is roughly about 30% of the R&D budgets of our industry, doesn’t return its cost of capital.
There are exceptions to that and we want to participate in those exceptions, but we want to do it smartly. Internally developed molecules actually in their study are proven to be less valuable than extremely discovered molecules, because they don’t compete. Think about it, if you have a discovery program and you’ve been spending hundreds of millions of dollars on a molecule, but someone else has a better one, you’re never going to go present to someone like me that the external one is better than the internal one. You always love your own children better than everybody else’s, your kids are always the best kids. And so when we have an unbiased view or dispassionate view, we have depth in the science and we can make these decisions to target the best discovery assets and do creative deals that derisk this for our shareholders, or these programs for our shareholders like we did with Rhythm Health. I think that’s really a win-win and as shareholders I would hope you think that we’re being good stewards of your money by making sure that we invest our money against risk-adjusted or risk-mitigated programs, but we are absolutely committed to innovation.

So just to end on building and managing a company with a growth-oriented culture, we’ve been doing the things on the right side of this chart, all along. But I wanted to just make sure that we could check this, and we’ve looked at lots of different data and ultimately talked to our friends at Boston Consulting Group and they had done a study that outlined characteristics of growth-oriented companies, and by the way, the growth-oriented companies have always created more shareholder value than non-growth-oriented companies. And we tried to match ourselves up to the core characteristics that BCG had in their study. And I think we matched up incredibly well. Clearly, we have a leadership team that’s focused on growth. I think by now, you see that I’m absolutely committed to growth. But we also use incentives to make sure that we support that, and we are -- our top leadership team is very heavily incented around total shareholder return, not relative, but total shareholder return, and most of our compensation is at risk, based on hitting TSR thresholds. We also have strong organizational capabilities. In our generics business, you know, we led the way year after year doing very difficult, hard to formulate, hard to make generics. Allergan has for years proven its ability to pioneer and build new markets. Our sales force, that Forest culture that we preserve is second to none. We are sales-oriented organization, we embrace our sales force, we incentivize our sales force and we charge them to be the best at what we do, and that’s very important to us.
Our manufacturing capability is unparalleled. We have the ability to produce 40-plus billion units around the world, ourselves and we have a very small back order. Quality, one quality system in all our plants around the world and we have tremendous scale and capabilities to do every kind of technology, from small molecules to extended release to patches, creams, opthalmics and [suspensions] and biologics. So we’re very good at making things.
We have a very strong culture, predicated in innovation, speed, efficiency, quality and compliance. And we have a continuous but disciplined innovation approach; this idea of internal, external thinking to refresh internal thinking; this idea that it doesn’t matter at Actavis if it was invented here or outside, we embrace all ideas. We are the first to admit, we don’t have a monopoly on all the greatest ideas. And in fact, the best ideas generally come from fresh thinking, we just like to execute. We are fast learners and fast failures. We play to win, but we plan for contingencies. For example, this NAMENDA court case, we thought -- I told Chris, I thought we’d absolutely do well in the NAMENDA preliminary injunction. I was wrong. But we had a plan B ready to go, and within hours of getting that court decision, Bill Meury and the team were up and running, doubling our sales force promotion on NAMENDA XR, getting our DTC campaign out, having some promotional programs and incentives for sales reps and we’re very confident that we’ll get close to where we would have gotten had we’ve been able to do what we wanted to do.
And then, of course, external versus internal orientation. I think one thing that’s incredibly similar between the Actavis and Allergan culture is that it’s very customer oriented. We’ve all worked in different companies and David Pyott, I think, still want to be aligned, we are all refugees from Big Pharma. But I think one of the biggest difference, not to knock down, but to really talk about what we do well is we don’t talk about internal stuff, we don’t talk about, are you get invited to the 10:00 AM meeting and is that important or not. Our whole company and Allergan as well was predicated on how do we service our customers, whether that be a physician, whether that be a health plan, whether that be a regulatory agency, whether that be a partner, and so we’re going to maintain that very sharp external focus as we move forward.
So I thought I would end with just a quick update on where we stand on getting the Allergan deal closed. We completed our bridge and term loan financing. We announced yesterday that we had early terminations on our Hart-Scott-Rodino filing. We have the S-4 on file and the SEC has determined their review. We’ve set the shareholder record date for later this month. And we anticipate that we’ll be back out on the road in late February, early March to do the equity and debt raise and then of course, we are now a little ahead of schedule in our thinking around the close that it could be as early as late first quarter or as late as early second quarter. And so, things are moving along better than expected. We’re making great progress and we are absolutely committed to making this the best of the best, so that we recognize the promise of this dynamic Company and our growth orientation. Thank you.

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JANUARY 13, 2015 / 6:30PM, ACT - Actavis plc at JPMorgan Healthcare Conference
more blue box than green box. And the reason is we didn’t design this. David Pyott and I didn’t sit down and say, we’ve got to get a 50-50. We said let’s put the best people in the room and Paul Bisaro and others sat around and we’ve spent a lot of time talking about it, and I just noticed when
I was preparing for this presentation over the weekend that it actually was one box more in the blue then the green. And that’s exciting, because
I think we have a great team, they’re already starting to get to know each other and working very well to make sure that Actavis, not just their unit, but Actavis is a growth-oriented company and successful. We’ll be doing the functions in R&D in the coming weeks.

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Actavis Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Actavis’ estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Actavis’ current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the Allergan acquisition, including future financial and operating results, Actavis’ or Allergan’s plans, objectives, expectations and intentions and the expected timing of completion of the transaction. It is important to note that Actavis’ goals and expectations are not predictions of actual performance. Actual results may differ materially from Actavis’ current expectations depending upon a number of factors affecting Actavis’ business, Allergan’s business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the Allergan acquisition; subsequent integration of the Allergan acquisition and the ability to recognize the anticipated synergies and benefits of the Allergan acquisition; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Allergan and Actavis shareholder approvals; the risk that a condition to closing of the Allergan acquisition may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Actavis shares to be issued in the transaction; the anticipated size of the markets and continued demand for Actavis’ and Allergan’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance on reasonable terms; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; periodic dependence on a small number of products for a material source of net revenue or income; variability of trade buying patterns; changes in generally accepted accounting principles; risks that the carrying values of assets may be negatively impacted by future events and circumstances; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; market acceptance of and continued demand for Actavis’ and Allergan’s products; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; the availability and pricing of third party sourced products and materials; successful compliance with governmental regulations applicable to Actavis’ and Allergan’s facilities, products and/or businesses; changes in the laws and regulations affecting, among other things, pricing and reimbursement of pharmaceutical products; changes in tax laws or interpretations that could increase Actavis’ consolidated tax liabilities; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Actavis’ periodic public filings with the Securities and Exchange Commission, including but not limited to Actavis’ Annual Report on Form 10-K for the year ended December 31, 2013, as amended by Actavis’ Current Reports on Form 8-K filed on May 20, 2014 and December 5, 2014, Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014, in Warner Chilcott Limited’s Registration Statement on Form S-4 effective as of October 15, 2014, and the related prospectus, and from time to time in Actavis’ other investor communications. Except as expressly required by law, Actavis disclaims any intent or obligation to update or revise these forward-looking statements.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Actavis and Allergan, Actavis has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a preliminary joint proxy statement of Actavis and Allergan that also constitutes a preliminary prospectus of Actavis. The registration statement is not complete and will be further amended. The definitive joint proxy statement/prospectus will be delivered to shareholders of Actavis and Allergan. INVESTORS AND SECURITY HOLDERS OF ACTAVIS AND ALLERGAN ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the registration statement and the preliminary joint proxy statement/prospectus and other documents filed with the SEC by Actavis and Allergan through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Actavis are available free of charge on Actavis’ internet website at www. Actavis.com or by contacting Actavis’ Investor Relations Department at (862) 261-7488. Copies of the documents filed with the SEC by Allergan are available free of charge on Allergan’s internet website at www.Allergan.com or by contacting Allergan’s Investor Relations Department at (714) 246-4766.

Participants in the Merger Solicitation

Actavis, Allergan, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Actavis and Allergan shareholders in connection with the proposed merger is set forth in the preliminary joint proxy statement/prospectus and will be set forth in the definitive joint proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Allergan is set forth in its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 26, 2014 and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Actavis is set forth in Actavis’ proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014 and certain of Actavis’ Current Reports on Form 8-K. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus filed with the above-referenced registration statement on Form S-4 and will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.